SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Comm[redacted]
100 F Street, N.E.
Washington, D.C. 20549
USA

07025235

July 4, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 2, 3 and 4, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
JUL 18 2007
THOMS...
FINANCIA...

SUPPL

Published	Item	Document name	Required by
July 2, 2007	Press Release	Skanska to construct hotel and retail project in the U.S. for approx. SEK 2.4 billion, USD 350 M	law and by the listing agreement with Stockholm Stock Exchange
July 2, 2007	Press Release	Skanska extends Docklands Light Railway in London for GBP 33.5 M, approx SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange
July 3, 2007	Press Release	Skanska to extend Portland State University in the U.S. for SEK 350 M, USD 50 M	law and by the listing agreement with Stockholm Stock Exchange
July 4, 2007	Press Release	Skanska launches first Finnish commercial development project – investment amounts to SEK 290 M	law and by the listing agreement with Stockholm Stock Exchange
July 4, 2007	Press Release	Skanska sells ongoing office project in Copenhagen to Norrporten	law and by the listing agreement with Stockholm Stock Exchange

dlw 7/17

Press Release

July 4, 2007
09:00 am CET

Skanska sells ongoing office project in Copenhagen to Norrporten

Skanska is selling the Havneholmen Atrium property in Copenhagen. The purchaser is the real estate company Norrporten, which will take over the property when it is completed during the second quarter of 2008.

In accordance with Skanska's information policy the purchase price or capital gain is not disclosed for commercial development projects under construction. The development gain will be reported in the quarterly reports as project completion progresses.

The property comprises 12,500 square meters of office space. The project was started in the second quarter 2006 and is currently under construction. Skanska's investment amounts to approximately SEK 370 M.

About 80 percent of the property is currently leased. Leases have been signed with Handelsbanken, Ahlbins and BDO ScanRevision. Negotiations concerning the remaining space are under way with a number of prospective tenants.

"It is gratifying to note that our market share in Copenhagen is now increasing. The property's quality and location favorably match our business concept and development strategy in Copenhagen," says Anders Wiklander, President of Norrporten.

Atrium is Skanska's first development project at Havneholmen, where Skanska has an additional 40,000 square meters of building rights. The next phase being planned comprises approximately 18,500 square meters.

"We are noting robust demand for real estate projects in the Öresund region, particularly for office premises. Interest is considerable from both investors and tenants and we are continuing to create new projects," says Richard Hultin, President of Skanska Öresund.

The building is designed by Gert Wingårdh architects and the construction assignment is being conducted by Skanska Denmark.

Skanska Commercial Development Nordic is one of 14 business units within Skanska. Its task is to initiate and develop property projects involving offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President, Skanska Öresund, tel +46 70 673 15 56
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99
Bo Henriksson, Norrporten, tel +46 70 540 88 59

This and previous releases can also be found at www.skanska.com

Press release

July 4, 2007
08:30 am CET

Skanska launches first Finnish commercial development project – investment amounts to SEK 290 M

Skanska is now launching the development of commercial projects in Finland. In Helsinki, Skanska is developing a new office property with 10,000 square meters of floor space. The investment is expected to amount to approximately SEK 290 M, EUR 31.6 M.

The first leasing contract has been signed for the premises in the Lintulahti project in central Helsinki. Construction is scheduled to commence during the third quarter of 2007, and occupancy is planned for the second quarter of 2009. The construction assignment will be performed by Skanska Finland. Implementation of the project is subject to the receipt of the necessary permits.

"The fact that we are expanding into the Finnish market is logical. The business model that has long been successful in Sweden, Denmark and Central Europe will also generate a healthy return in Finland," says Fredrik Wirdenius, President of Skanska Commercial Development Nordic Region. "Tenants are demanding modern and efficient premises, at the same time as international investors are showing an increasing interest in the Finnish real estate market."

"We also have a solid ground on which to develop the operation, since Skanska in Finland is excellently established as both a developer of residential projects and as a contractor. We are focusing on developing offices in Helsinki and retail complexes in growth regions," says Fredrik Wirdenius.

Jan Johnsson, with extensive experience of Skanska's commercial project development activities in Sweden, Denmark and Hungary, is responsible for building up Skanska's operations involving the development of commercial projects in Finland. Jan Johnsson assumes responsibility for the Finnish operations following a position as President of Skanska's commercial development operations in Budapest, where he was active from 2002 to 2006.

Skanska Commercial Development Nordic initiates and develops real estate projects involving offices, logistics facilities and shopping

centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Fredrik Wirdenius, President, Skanska Commercial Development Nordic, tel +46 70 553 80 62
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Press Release

July 3, 2007
08:30 am CET

Skanska to extend Portland State University in the U.S. for SEK 350 M, USD 50 M

Skanska has been awarded the design-build contract for the expansion of Portland State University, Oregon, USA. The contract amounts to USD 50 M, approximately SEK 350 M, which will be included in order bookings for the second quarter. The customer is Portland State University.

The assignment is for a 16,500-square-meter, six-story building that will accommodate the academic center, retail space and recreational premises as well as the Oregon Chancellor's Office and the City of Portland's Archives facility.

Work will commence in August and be completed in September 2009.

Skanska's partner in the design of the facility will be Yost Grube Hall Architecture. Building material will be selected using a lifecycle approach. Skanska will contribute its environmental expertise to ensure that the building meets the requirements for certification in accordance with LEED (Leadership in Energy and Environmental Design), the U.S. Green Building Council's system for energy and environmental classification of buildings.

On behalf of Portland State University, Skanska has previously constructed the Ondine Residence Hall and been responsible for the upgrading of a parking facility.

With 24,000 students and 3,400 employees, Portland State University is the largest university in Oregon.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, electronics, infrastructure, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2006 of about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Press release

July 2, 2007
12:00 noon CET

Skanska extends Docklands Light Railway in London for GBP 33.5 M, approximately SEK 460 M

Skanska has secured another project that is part of the extension of the Docklands Light Railway (DLR) in London, UK. Skanska's share of the contract is valued at GBP 33.5 M, approximately SEK 460 M, which will be included in order bookings for the second quarter of 2007. The customer is Transport for London.

Skanska will conduct the project in the form of a 50/50 joint venture with GrantRail. The total contract amount is GBP 67 M, about SEK 920 M.

In total, the project relates to 4.7 kilometer extension of the Docklands Light Railway (DLR) system. It encompasses the conversion of the North London Line railway, including upgrading of existing stations on the line, and the formation of a new DLR link between Stratford and Stratford International, involving the construction of four new station buildings.

Work on the project will commence in July and is scheduled for completion in July 2010.

The extension of the DLR is part of the preparations for events included in the 2012 London Games.

In January, Skanska won the first project in the extension of the Docklands Light Railway. Skanska's share of this contract totals GBP 23 M. Since 1999, Skanska has constructed a number of major infrastructure projects in the Stratford area.

Skanska UK, with about 5,000 employees, reported revenues of SEK 12.3 billion in 2006. The company is active in building construction and civil engineering as well as utilities and building services. Skanska is also a leader in the UK's Private Finance Initiative program (PFI).

For further information, please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel. +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, the US and Latin America. Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press release

July 2, 2007
08:30 am CET

Skanska to construct hotel and retail project in the U.S. for approximately SEK 2.4 billion, USD 350 M

Skanska has been awarded the construction contract for the expansion of the hotel, retail and dining area and the office building at a casino in Uncasville, Connecticut, in the U.S. The total contract amount is USD 350 M, about SEK 2.4 billion, which will be included in second-quarter order bookings.

The customer is the Mohegan Tribal Gaming Authority.

The project will include the expansion of the Mohegan Sun Hotel, which will be enlarged by 1,000 rooms, a dining and retail area, comprising 10,700 square meters, and a 3,700-square-meter office building. The project also includes a parking garage with 3,600 spaces.

Construction on the project will begin in September this year, with an estimated completion date in 2010.

At present, Skanska is also involved in the expansion of Greektown Casino, including a hotel area comprising 400 rooms in Detroit, Michigan, and Casino Snoqualmie, in Snoqualmie, Washington.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, electronics, infrastructure, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2006 of about SEK 30 billion.

For further information, please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 (0)8-753 88 38
Direct line for the media: +46 (0)8-753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

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